January 16, 2013

ATTORNEYS AT LAW

777 East Wisconsin Avenue, Suite 3800

Milwaukee, Wisconsin 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER

099654-0101

Via EDGAR System

Mr. Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:     Pro-Dex, Inc.

           Response letter filed by AO Partners I, L.P. et. al. on January 8, 2013

           Response letter filed by AO Partners I, L.P. et. al. on January 9, 2013

           File No. 000-14942

Dear Mr. Duchovny:

We are writing this letter on behalf of our client AO Partners Group. The AO Partners Group currently consists of the following (collectively, the “AO Partners Group”): AO Partners I, L.P., a Delaware limited partnership; AO Partners, LLC, a Delaware limited liability company; Glenhurst Co., a Minnesota corporation; and Nicholas J. Swenson. The AO Partners Group, William J. Farrell III, and the Farnam Group (the “Farnam Group” consists of Farnam Street Partners, L.P., a Minnesota limited partnership, Farnam Street Capital, Inc., a Minnesota corporation, and Raymond E. Cabillot) are participants in the AO Partners Group’s solicitation to elect three directors to the board of directors of Pro-Dex, Inc. (“Pro-Dex” or the “Company”). Throughout this letter, unless otherwise noted the words “we”, “us” and “our” refer to the AO Partners Group and, as applicable, the participants in the AO Partners Group’s solicitation.

Set forth below are the AO Partners Group’s responses to the January 10, 2013 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the AO Partners Group’s Definitive Additional Materials referenced above (the “Proxy Materials”). The numbered items set forth below (in bold italics) express the comments of the Staff, and following such comments are the AO Partners Group’s responses (in regular type). In addition, under separate cover, the AO Partners Group is providing you a copy of certain supplemental material that you requested.

In connection with the responses below, each participant acknowledges (1) that the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

January 16, 2013

January 8, 2013 Response letter

1.   We note your response to prior comment 3. Based on that response and the materials you provided, it continues to appear that Whitebox was sued and that at least part of the complaint related to that lawsuit was due to Mr. Swenson’s alleged status as an “insider” and served on the board of directors. We also continue to note that it appears you have not disputed the litigation was settled.

Response:     We continue to believe that the Company is misleading Pro-Dex shareholders with its disclosures. As we have noted, they make many factual errors, untrue inferences and outright misstatements about foundational issues in the case. Most importantly, they fail to mention that the complaint was dismissed by the court and that the plaintiffs failed again and again to win anything on appeal. The court order authorizing the final settlement agreement writes simply—“The plaintiff shall recover nothing from the defendants on its complaint.” In any event, we do not intend to continue to address this topic in future soliciting materials, other than to note that the complaint was dismissed.

2.   Please confirm that you will disclose the substance of the last sentence of the first paragraph of your response to prior comment 6 in any future soliciting materials that address this topic.

Response:     We will make the requested disclosure in any future soliciting materials that address this topic.

3.    With a view toward balanced disclosure, please clarify your response to prior comment 7 regarding the amount and nature of the reduction in being public costs that was related to Mr. Cabillot’s board service. We note, for example, that OI Corp.’s public filings indicate it paid higher fees to its auditors from 2007-2009. We also note OI Corp.’s disclosure in its Form 10-K for the fiscal-year ended December 31, 2008 indicates that it had “above normal legal and consulting expenses associated with [its] 2007 stock option investigation.” Given these above-normal expenses and increasing auditor payments, it is unclear what role, if any, Mr. Cabillot had in reducing being public costs during his term on the board.

Response:     Please see the attached supplemental material. In any future soliciting materials that address this topic, we will revise the disclosure to make it more balanced.

Securities and Exchange Commission

January 16, 2013

4.    Given your response to the second sentence of prior comment 8, please tell us, with a view toward disclosure, why you did not discuss this professional affiliation in Mr. Swenson’s business experience and in concluding that he should serve as a director. Please also expand to provide independent, supplemental support regarding Mr. Swenson’s affiliation with PDG, PA. A search of the web site of Park Dental in Minneapolis does not indicate the existence of an advisory board or affiliation by Mr. Swenson with that entity.

Response:     We did not disclose this professional affiliation as it was determined that it was not material under the disclosure requirements of Regulation 14A and Regulation S-K. The advisory board is informal in nature, and its members do not have formal responsibilities or obligations.

5.    Please disclose your response to prior comment 9, and further clarify in such revised disclosure what “resources” you will develop to “persuade their System 1 processes.” If you have no specific plans to get sales, other than what you note in your response, please state so directly in future soliciting materials.

Response:     We will revise this disclosure as requested.

6.    Please revise future soliciting materials to disclose the substance of your response to prior comment 13. Also revise the disclosure under the heading “Enhance profitability. . . .” accordingly.

Response:     We will revise future soliciting materials as requested.

January 9, 2013 Response letter

7.    Please revise your soliciting materials to disclose the substance of your response addressing the “requirements of public board service and effective boardroom leadership.”

Response:     We will revise future soliciting materials as requested.

8.    Your disclosure in the definitive additional materials you filed on January 3, 2013 imply that ISS recommended shareholders vote for all of your nominees. However, based on the report you provided in response to prior comment 1, it appears ISS recommended that shareholders withhold their vote for Mr. Farrell. Please revise your disclosure accordingly.

Response:     We will revise future soliciting materials as requested.

Securities and Exchange Commission

January 16, 2013

* * * * *

If you have any questions or comments, call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:         Geoff Kruczek

U.S. Securities & Exchange Commission